UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June, 2022.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Explanatory Note

On June 3, 2022 (the “Closing Date”), Lilium N.V. (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with Tumim Stone Capital LLC (“Tumim Stone”), pursuant to which (a) the Company agreed to issue 262,697 (the “Commitment Shares”) of the Company’s Class A ordinary shares, nominal value €0.12 per share (“Class A Shares”) to Tumim Stone and (b) Tumim Stone has committed to purchase, subject to certain limitations, up to $75 million (the “Total Commitment”) of Class A Shares. Concurrently with the execution of the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Tumim Stone pursuant to which the Company agreed to file one or more registration statements (the “Registration Statement”), as permissible and necessary to register under the Securities Act of 1933, as amended (the “Securities Act”), the sale of Class A Shares that may be issued to Tumim Stone under the Purchase Agreement.

Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right, but not the obligation, to sell to Tumim Stone, and Tumim Stone is obligated to purchase, Class A Shares up to the Total Commitment. Such sales of Class A Shares by the Company, if any, will be subject to certain limitations, and may occur from time-to-time in the Company’s sole discretion, over the period commencing once certain conditions specified in the Purchase Agreement are satisfied, including the filing and securing effectiveness of the Registration Statement and ending on the first day of the month following the 24-month anniversary of the Closing Date (the “Termination Date”).

Under the terms and subject to the conditions of the Purchase Agreement, Tumim Stone has no right to require the Company to sell any Class A Shares to Tumim Stone (other than the Commitment Shares), but Tumim Stone is obligated to make purchases as the Company directs, subject to certain conditions. Class A Shares up to the Total Commitment will be issued from the Company to Tumim Stone at a 3% discount to the volume-weighted average price on the date a purchase notice (a “VWAP Purchase Notice”) is deemed delivered from the Company to Tumim Stone. Each VWAP Purchase Notice from the Company to Tumim Stone will direct that Tumim Stone purchase the number of Class A Shares specified in the VWAP Purchase Notice at the applicable purchase price. There are no upper limits on the price per Class A Share that Tumim Stone must pay. Actual sales of Class A Shares to Tumim Stone will depend on a variety of factors to be determined by the Company from time-to-time, including, among other things, market conditions, the trading price of the Class A Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

The Company may not issue or sell any Class A Shares to Tumim Stone under the Purchase Agreement that, when aggregated with all other Class A Shares then beneficially owned by Tumim Stone and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder), would result in Tumim Stone beneficially owning more than 4.99% of the outstanding Class A Shares (the “Beneficial Ownership Limitation”); provided that Tumim Stone may, in its sole discretion, elect to increase the Beneficial Ownership Limitation to permit Tumim Stone to beneficially own up to 9.99% of the outstanding Class A Shares.

The net proceeds from sales, if any, under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells Class A Shares to Tumim Stone. The Company expects that any proceeds received by the Company from such sales to Tumim Stone will be used for working capital and general corporate purposes.

Tumim Stone has covenanted not to enter into or effect, in any manner whatsoever, directly or indirectly, any short sales of Class A Shares or hedging transactions that establish a net short position with respect to the Class A Shares from the period commencing on the Closing Date and ending on the Termination Date.

The Class A Shares being issued pursuant to the Purchase Agreement are being issued and sold by the Company to Tumim Stone in reliance on the exemptions from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Company is relying on this exemption from registration in part on representations made by Tumim Stone in the Purchase Agreement.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The Company has the right to terminate the Purchase Agreement at any time, at no cost or penalty, subject to certain conditions and the survival of certain provisions of the Purchase Agreement and the Registration Rights Agreement. The Purchase Agreement will automatically terminate upon the earlier to occur of the Termination Date, the date on which Tumim Stone shall have purchased the Total Commitment, the date on which the Class A Shares shall have failed to be listed or quoted on any eligible market or in the event of certain bankruptcy proceedings by or against the Company. Tumim Stone may terminate the Purchase Agreement upon (i) the occurrence of an event constituting a material adverse effect (as defined in the Purchase Agreement), (ii) the occurrence of a change of control transaction, (iii) the failure by the Company to file the Registration Statement with the SEC by the applicable deadline set forth in the Registration Rights Agreement, (iv) the lapse of the effectiveness, or unavailability of, the Registration Statement for a period of 30 consecutive trading days or for more than an aggregate of 120 trading days in any 365-day period, (v) the suspension of trading of the Class A Shares for a period of three consecutive trading days or (vi) the material breach or default of the Purchase Agreement by the Company, which breach or default is not cured within the applicable cure period.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 4.1 and 4.2, respectively, and each of which is incorporated into the foregoing description in its entirety by reference. The representations, warranties, and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any Class A Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The Class A Shares have not been and, except as pursuant to the terms of the Registration Rights Agreement, will not be registered under the Securities Act or any state securities laws. Therefore, the Class A Shares may not be offered, sold, or otherwise transferred within the United States or to or for the account of any U.S. person absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

Incorporation by Reference

The contents of this Report on Form 6-K, including the agreements furnished as Exhibits 4.1 and 4.2 hereto, are hereby incorporated by reference into the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on November 18, 2021 (File No. 333-261175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 6, 2022	Lilium N.V.

	By:	/s/ Daniel Wiegand
	Name:	Daniel Wiegand
	Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	Share Purchase Agreement, dated June 3, 2022 between Lilium N.V. and Tumim Stone Capital LLC
4.2	Registration Rights Agreement, dated June 3, 2022 between Lilium N.V. and Tumim Stone Capital LLC